UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RAPTOR PHARMACEUTICAL CORP.

(Name of Subject Company)

RAPTOR PHARMACEUTICAL CORP.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75382F106

(CUSIP Number of Class of Securities)

Michael P. Smith

Chief Financial Officer

Raptor Pharmaceutical Corp.

7 Hamilton Landing, Suite 100

Novato, California 94949

(415) 408-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

Kathleen M. Wells

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communication relating to the proposed acquisition of Raptor Pharmaceutical Corp., a Delaware corporation (“Raptor”) by Horizon Pharma plc, a public limited company organized under the laws of Ireland (“Parent” or “Horizon Pharma”), pursuant to the terms of an Agreement and Plan of Merger, dated September 12, 2016, by and among Raptor, Parent and Misneach Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”):

Key messages and corporate questions and answers for live presentation by Timothy P. Walbert, Chairman, President and Chief Executive Officer of Horizon Pharma, to Raptor employees (the “Employee Communication”). The Employee Communication was first used or made available on September 20, 2016.

Key Messages

•	Like Raptor, Horizon Pharma is committed to building a leading rare disease business. It’s a central part of our company’s long-term growth strategy.

•	Raptor’s anticipated contribution to the Horizon Pharma portfolio of value-enhancing, clinically differentiated medicines to treat rare diseases is expected to expand our ability to bring access to treatment to these often overlooked patients.

•	Assuming completion of the proposed transaction, the total number or orphan medicines in our company’s portfolio will now be six (out of 11 total)

•	Raptor’s medicines represent a compelling strategic fit with our current business and align well with our orphan commercial expertise

•	Robust commercial and patient support infrastructure for orphan diseases in Europe should provide us with a great opportunity to accelerate global expansion

•	We think of Horizon Pharma and Raptor as like-minded companies, with proven track records of improving the lives of patients with rare diseases. Once together, we intend to provide:

•	Access to important orphan medicines for those in need of treatment

•	Dedicated professionals who assist HCPs, patients and their families, providing disease education and connection to support programs

•	Active support and engagement with rare disease patient communities and advocacy organizations

•	We look forward to growing our rare disease business moving forward. We are excited about this proposed acquisition and the opportunities it brings to both of our companies.

Corporate Questions

1. What is Horizon Pharma’s vision and strategy over the next couple years and long-term?

Horizon Pharma is committed to helping people with rare diseases, and the possible addition of Raptor is a significant step in advancing our strategy to build a leading rare disease business. It’s a central part of our company’s long-term growth strategy.

Raptor’s medicines represent a strategic fit with our current business and align well with our orphan commercial expertise. Once together, we hope to expand and grow into a robust, diversified orphan business, with great commercial strength and expansion potential in the U.S., Europe and other key international markets.

2. How does the Raptor organization fit into that strategy?

Like Raptor, Horizon Pharma is a company that is committed to helping people with rare diseases live better lives. We think you’ll find in Horizon Pharma a like-minded focus on bringing treatments to these often overlooked patients and their families. PROCYSBI and QUINSAIR are a unique fit with our existing orphan business unit and we are excited about the opportunities to share and expand our expertise as we serve these new patient communities together.

3. Do you plan to continue all current Raptor programs?

It’s too soon to make any determinations about specific programs. We will listen and learn more from all of you in the coming weeks and throughout the integration planning process. As with any acquisition, we will evaluate plans and resource needs and will have a better assessment once the proposed acquisition closes, which we currently expect will happen sometime in the fourth quarter.

4. Do you plan to retain some or all Raptor employees?

The Raptor team has done an amazing job building the company to where it is today. It’s your hard work, dedication and success that made Raptor a company we wanted to be part of Horizon Pharma, and we look forward to expanding our orphan business in the U.S., Europe and other key international markets.

As with any acquisition, we will evaluate plans and resource needs and will have a better assessment once the proposed acquisition closes, which we currently expect will happen sometime in the fourth quarter.

5. Do you plan to maintain an office location in the SF Bay Area? If yes, where?

Our site decisions are people-based, that is: we want to ensure we have the right people in place to support our business – wherever that may be. While it is too soon to make any specific site decisions, I can tell you that current Horizon Pharma employees live and work all over the world – some from home, some from satellite offices and others from headquarters facilities.

6. Do you plan to maintain the Utrecht office location in EU?

Our site decisions are people-based, that is: we want to ensure we have the right people in place to support our business – wherever that may be. While it is too soon to make any specific site decisions, I can tell you that current Horizon Pharma employees live and work all over the world – some from home, some from satellite offices and others from headquarters facilities.

7. What is the culture like at Horizon Pharma?

Horizon Pharma’s culture is built on the belief that when patients benefit, everyone benefits – our employees, providers and the healthcare system overall. We are committed to expanding the scientific knowledge and therapeutic use of our medicines as well as fostering internal innovation, staying true to our entrepreneurial roots. In addition, we recognize the value of devoting time and resources to the initiatives that benefit our community, our patients, and our employees and strengthen those efforts through mentoring, targeted philanthropy and volunteerism.

Process Questions

8. When do you expect to close the proposed transaction?

We currently expect the proposed transaction to close sometime in the fourth quarter 2016. If the proposed acquisition closes, Raptor will become a part of Horizon Pharma.

9. What can we expect between now and then?

Over the next few weeks, we will begin the process of getting to know each other better in partnership with our integration and transition teams. In addition to this week’s meetings, a number of functional integration leads from both companies will be here the rest of this week to begin to map out next steps, and we are planning a European visit in the next few weeks as well.

We expect that Chris Murphy will lead the integration team at Horizon Pharma, in partnership with Dave Happel at Raptor. They will manage the process with the help of a number of functional leaders as we move toward close and integration, and the integration management office (IMO) will provide ongoing updates on the progress of the transition.

10. When will people know their future? What is the process for deciding?

We are still learning about the business and will continue to do so in the coming weeks as we begin the integration planning process.

As part of that process, our teams will be working closely together to better understand the talent needs of the combined company moving forward. We will communicate more in the coming weeks once we have more detail on a plan, process or timing of any people-related organizational decisions.

Employee Questions

11. What is the process for informing people of their future?

We are still learning about the business and are working closely together to better understand the talent needs of the combined company moving forward.

We will communicate more in the coming weeks once we have additional information on the plan, process or timing of any people-related organizational decisions. Both Raptor and Horizon Pharma are committed to advising employees about their employment status as soon as possible. We will provide updates as we have more information.

12. If I am not asked to stay after the closing of the proposed transaction, will I receive any severance benefits?

Any Raptor employees who are involuntarily terminated without cause within the 12 month period following the closing of the proposed transaction and are below the Vice President level will eligible to receive severance benefits under the Raptor Severance Plan. The level of severance benefits provided under the Severance Plan is determined pursuant to a formula that is based on the employee’s position and length of service.

Raptor Vice Presidents and executive level employees are eligible for severance benefits under the terms of their individual employment agreements and Change in Control Severance Agreements with Raptor.

13. Can individuals apply for open Horizon Pharma positions?

From now until close, Horizon Pharma and Raptor continue to operate as two separate companies. All open positions at Horizon Pharma are posted on our website at www.horizonpharma.com.

We will communicate more in the coming weeks once we have more detail on the plan, process or timing of any people-related organizational decisions.

14. What are the terms of the deal?

Under the terms of the deal, Horizon Pharma will acquire all of the issued and outstanding shares of Raptor common stock for $9.00 per share in cash, for an implied fully diluted equity value of approximately $800 million. The proposed transaction is currently expected to close sometime in the fourth quarter of 2016.

The proposed transaction, which has been unanimously approved by the boards of directors of both companies, is subject to the tender of a majority of the outstanding shares of Raptor common stock and the satisfaction of other customary closing conditions and regulatory approvals, including antitrust approval in the United States.

15. What happens to my vested and unvested stock options if the proposed transaction closes?

At the time of the closing of the proposed transaction, the unvested portion of your options would be automatically accelerated at 100%. All your options that remain unexercised at the closing and have an exercise price less than $9.00 per share would be cancelled and converted into a right to receive a cash payment based on the amount by which $9.00 per share exceeds the exercise price of your options, minus taxes normally withheld. If the exercise price of your options equals or exceeds $9.00 per share, your options will be cancelled at the closing of the proposed transaction and you will not receive any payment or other consideration in respect of your cancelled options.

All the foregoing treatment relating to your stock options will be done automatically, at the time of closing, unless you elect to exercise any vested options before that time.

16. Will there be a retention package if asked to stay? Will there be a relocation package if requested to move?

As with any acquisition, we will evaluate plans and resource needs and will have a better assessment once the proposed acquisition closes, which we currently expect will happen sometime in the fourth quarter. We will provide updates as we have more information.

17. What happens to my Visa status – if asked to stay/leave?

Immigration and Visa status issues are unique to each individual. We will provide updates to affected employees as we have more information.

18. What will my pay and benefits look like if I am asked to stay?

Your Raptor base salary will carry over to Horizon Pharma for 2016 and 2017. Your Raptor corporate bonus target or incentive compensation plan target will carry over to Horizon Pharma for the 2017 calendar year.

During first quarter 2017, Horizon Pharma will assess pay levels and make any adjustments, but any such adjustments will not decrease your total pay for 2016 or 2017.

Raptor 2016 corporate bonuses will accelerate and be paid out at target levels in connection with the closing of the proposed transaction, and you will not be eligible to earn any additional 2016 bonus under the Raptor bonus programs or otherwise. You will separately be provided with additional information regarding 2016 bonuses.

No final decisions have yet been made regarding the timing of transition from Raptor’s benefit programs to Horizon Pharma’s benefit programs. Prior to any transition to Horizon Pharma’s benefits program, you will be provided with a separate communication regarding the terms of Horizon Pharma’s benefit programs and the transition process.

Forward-Looking Statements

This communication contains forward-looking statements, including, but not limited to, statements related to the anticipated consummation of the acquisition of Raptor and the timing and benefits thereof, Horizon Pharma’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, expected sources of funding for the acquisition of Raptor, anticipated product portfolio, expected patent terms, development programs and other statements that are not historical facts, including net sales guidance provided by Raptor for 2016. These forward-looking statements are based on Horizon Pharma’s and Raptor’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Horizon Pharma’s ability to complete the transaction on the proposed terms and schedule; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for the acquired company and its products, including uncertainty of the expected financial performance of the acquired company and its products; Horizon Pharma’s ability to obtain expected financing to consummate the acquisition; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; and the possibility that if the acquired company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the combined company’s shares could decline, as well as other risks related to Horizon Pharma’s business detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon Pharma’s SEC filings and reports, including in its Annual Report on Form 10-K for the year ended December 31, 2015. Risks related to the achievement of sales projections provided by Raptor with respect to QUINSAIR and PROCYSBI include: continued and increased market acceptance and sales of PROCYSBI and QUINSAIR; expansion of the use of RP103 and MP-376 and receipt of regulatory approval for other indications; reliance on single active pharmaceutical ingredient suppliers for PROCYSBI and QUINSAIR and other third parties in connection with drug product development; compliance with healthcare regulations, ongoing regulatory requirements and potential penalties; any serious adverse side effects associated with PROCYSBI or QUINSAIR; any product liability claims; third-party payor coverage, reimbursement and pricing for PROCYSBI and QUINSAIR and the ability to obtain and maintain orphan drug or other regulatory exclusivity for PROCYSBI and QUINSAIR. These risks and uncertainties, among others, are described in greater detail in Raptor’s filings from time to time with the SEC including: Raptor’s annual report on Form 10-K for the twelve months ended December 31, 2015 filed with the SEC on February 26, 2016, as amended by Amendment No. 1 to Form 10-K filed with the SEC on April 29, 2016, Raptor’s quarterly report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC on May 5, 2016, Raptor’s quarterly report on Form 10-Q for the quarter ended June 30, 2016 filed with the SEC on August 4, 2016 and Raptor’s other periodic reports filed with SEC. Horizon Pharma and Raptor undertake no duty or obligation to update any forward-looking statements contained in this communication as a result of new information, future events or changes in expectations.

Additional Information and Where to Find It

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Raptor or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Horizon Pharma and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Raptor. The offer to purchase shares of Raptor common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Misneach Corporation, a wholly owned subsidiary of Horizon Pharma, Inc., which is an indirect wholly owned subsidiary of Horizon Pharma plc, and the solicitation/recommendation statement will be filed with the SEC by Raptor. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.